Bradley A. Pederson Direct Dial: (612) 672-8341 bradley.pederson@maslon.com

September 1, 2015

VIA EDGAR

Ms. Suzanne Hayes
Assistant Director United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	AWA Group LP (the “Company” or “Partnership”) Offering Statement on Form 1-A Filed June 26, 2015 Amended June 30, 2015 File No. 024-10460

Dear Ms. Hayes:

This letter will respond on behalf of the Company to your comment letter dated July 23, 2015 (the “Comment Letter”) with respect to the above-referenced document filed by the Company (the “Form 1-A”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our response, which has been numbered to correspond to the Comment Letter. Also enclosed you will find four copies of Amendment No. 2 to the Form 1-A (the “Amendment”) that is being filed on the date hereof, marked to indicate changes from the Form 1-A.

Part I

General

1.           We note that you intend to amend your filing to include your financial statements. Please provide financial statements that meet the requirements of Article 8 of Regulation S-X.

RESPONSE: Financial statements of the Company in compliance with the requirements of Article 8 of Regulation S-X will be filed by future amendment to the Form 1-A. In connection with such amendment, the Balance Sheet Information contained in Part 1 of the Form 1-A will be updated.

Item 1: Issuer Information

2.           We note your disclosure that you have no cash and cash equivalents in this section of your filing. However, on page 29 in Item 9 of Part II of your filing you disclose that as of June 30, 2015 you had $100,000 in cash. Please clarify this disclosure to make clear which periods are being reflected in each section, noting that neither set of financial statements should be for a period prior to inception of the entity. Additionally, please describe the source of the $100,000 in cash as of June 30, 2015.

RESPONSE: The Company had $100,000 in cash as of June 30, 2015 from equity contributions. The Cash and Cash Equivalents portion of the Balance Sheet Information contained in Part 1 of the Form 1-A has been updated to include the $100,000 contribution. The current form of Part 1 of the Form 1-A does not permit “To be provided,” or any other entries other than numbers. As noted above, the other Balance Sheet Information contained in Part 1 of the Form 1-A will be updated by future amendment once financial statements of the Company in compliance with the requirements of Article 8 of Regulation S-X are filed.

Ms. Suzanne Hayes September 1, 2015 Page 2

Item 2. Issuer Eligibility

3.           Your Offering Circular indicates that you are a newly formed limited partnership with an “intention” to use the offering proceeds to acquire and operate between twelve and thirty-one “targeted” registered investment advisory firms. Revise the Offering Circular to identify these targeted entities and explain the status of your arrangement with each identified entity. To the extent that you are unable to identify these targeted entities in the Offering Circular, please refer to Securities Act Rule 251(b)(3) and withdraw the Form 1-A.

RESPONSE: The Company understands the concerns of the SEC in ensuring that investors will have adequate information about potential registered investment advisory firms (“RIA firms”) to be acquired by the Company with the proceeds of the offering. At this time, the Company has conducted an initial screening and narrowed the list of RIA firm candidates to 204 potential RIA firms. In response to the SEC’s comment, the Amendment updates disclosures about the identity of the RIA firms, the investment acquisition process to be utilized in vetting RIA firm candidates for acquisition, and additional risk factors, each of which is described in further detail below.

The Amendment revises disclosures on pages 4 and 23 of the Amendment to provide the following:

“At this time, we have identified 204 RIA firms that we intend to screen and possibly enter into acquisition discussions, which are set forth on page 53 of this Offering Circular. At this time we do not have any agreements in place, binding or non-binding, to acquire any specific RIA firm. A description of our screening process for potential RIA firm acquisitions is set forth in the ‘Investment - Acquisition Process Overview’ section of this Offering Circular on page 26.”

Page 26 of the Amendment (Investment - Acquisition Process Overview) provides a description of the process that the Company intends to utilize in vetting and monitoring targeted RIA firms as a part of its acquisition.

Page 53 of the Amendment provides the following description of the targeted RIA firms:

Ms. Suzanne Hayes September 1, 2015 Page 3

“RIA FIRM ACQUISITION CANDIDATE LIST

The GP has identified the following candidates as potential RIA firms to target for acquisition based upon its completion of the Initial Sourcing Stage described on page 26 of this Offering Circular. At this time none of the following RIA firms or their owners have entered into any commitment, binding or non-binding, to sell a majority interest of such RIA firms to the Partnership. Please see the ‘Investment - Acquisition Process Overview’ on page 26 of this Offering Circular for information regarding how the Partnership intends to research and determine which of the following RIA firms may be approached to discuss a sale of its majority interest to the Partnership.”

The name, city and state of each RIA firm will be provided in a final amendment to the Form 1-A. This will provide potential investors an opportunity to review all public filings made by each RIA firm with the SEC before deciding whether to participate in the Company’s offering.

In addition, the Amendment provides a more detailed description of the Company’s plans to approach potential RIA firms for acquisition. Page 23 of the Amendment states:

“After commencement of this Offering, the Partnership intends to enter into discussions with at least 10-12 RIA firms set forth on the RIA Firm Acquisition Candidate List. The Partnership intends to enter into definitive purchase agreements with such RIA firms (or if such discussions do not progress, it will speak with other qualified RIA firms and seek to enter into definitive purchase agreements with such other RIA firms), and once the minimum amount of Class A Common Units ([   ] Class A Common Units) are sold in this Offering, the Partnership intends to consummate the acquisitions of such RIA firms. The Partnership intends to continue to consummate additional acquisitions of RIA firms with the proceeds of sales from additional Class A Common Units in this Offering. If the maximum amount of Class A Common Units ([   ] Class A Common Units) are sold in this Offering, the Partnership intends to negotiate and acquire approximately 26-31 RIA firms. The costs of each acquisition will vary, and the time to consummate such acquisitions may be extended.”

In addition to the risk factor on page 6 of the Form 1-A notifying investors that they will not have an opportunity to evaluate any of the target investments prior to purchasing our Class A Common Units, page 6 of the Amendment also includes the following new risk factor to discuss the possibility that the Company may encounter difficulties in acquiring RIA firms:

“At this time we have conducted only an initial screening process to identify 204 potential RIA firms that we may seek to acquire majority control, and there is no guarantee that we will be able to acquire any RIA firms on terms acceptable to us, or at all.

Currently, we have used publicly available resources to identify 204 RIA firms that we may be interested in purchasing a majority control. These RIA firms will be further investigated by our Deal Team, and vetted by our Investment Committee, and we plan to engage in discussions with certain of such RIA firms after the minimum amount of Class A Common Units are sold in this Offering. We do not and will not have prior to selling the minimum amount of Class A Common Units in this Offering any term sheets, letters of intent or written commitments (binding or non-binding) of any RIA firm to enter into a sale transaction with us. There is no guarantee that we will be able to acquire any RIA firms, or that the terms of any such transactions will follow the proposed structure outlined in this Offering Circular. It may also take the Partnership an extended period of time to conduct its due diligence or to consummate any acquisitions. Any delay or inability of the Partnership to timely consummate RIA firm acquisitions, and to consummate RIA firm acquisitions on acceptable terms outlined in this Offering Circular, could have a material adverse effect on the price of the Class A Common Units.

Ms. Suzanne Hayes September 1, 2015 Page 4

Part II – Offering Circular

Item 1. Cover Page

4.           The second paragraph indicates that the offering could close without reaching a minimum offering size. Please revise, as applicable, so that it is consistent with your disclosure on page 6.

RESPONSE: The second paragraph has been revised to state, in relevant part: “No purchases of Class A Common Units will be consummated until the minimum amount of Class A Common Units is sold.”

5.           Please revise to identify the class of units that you are offering, set forth the termination date and include the escrow information required by Item 1(e) of Form 1-A.

RESPONSE: The Amendment revises the second paragraph as requested.

6.           Given that you are a newly formed entity with nominal assets, please tell us why you believe it is appropriate to highlight on the cover page your intention to pay an 8% annual dividend.

RESPONSE: The Company believes that investors in the offering view a consistent dividend return as a major consideration in their decision to purchase common units of the Company. The Company intends to use the capital raised in the offering to purchase income streams from its RIA firm acquisitions in order to satisfy such annual dividend requirements.

Ms. Suzanne Hayes September 1, 2015 Page 5

Item. 3. Summary and Risk Factors, page 4

AWA Group, page 4

7.           We refer to the risk factor you include at the bottom of page 14. Please revise the Summary to highlight the risks and uncertainties regarding the federal tax treatment of the limited partnership, particularly the “especially high” risk that you will not meet the applicable exception in the first year.

RESPONSE: The following paragraph has been inserted on page 5 (Summary) of the Amendment:

“In order to receive such pass-through tax treatment, 90% or more of our gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the Code (the “Qualifying Income Exception”). Qualifying income generally includes dividends, interest, capital gains from the sale or other disposition of stocks and securities and certain other forms of investment income. We may not meet these requirements or current law may change so as to cause, in either event, us to be treated as a corporation for U.S. federal income tax purposes or otherwise subject to U.S. federal income tax. The risk that we will not meet the Qualifying Income Exception is especially high in the first year, during which our gross income may be limited in amount and sources. If we were treated as a corporation for U.S. federal income tax purposes, we would pay U.S. federal income tax on our taxable income at the corporate tax rate, and income of the Partnership would not pass through and be taxable to you except for dividends we declare and pay to you. Such dividends would generally be taxed as corporate dividends, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our dividends to you would be substantially reduced, likely causing a substantial reduction in the value of our Class A Common Units.”

Market Opportunity, page 4

8.           Please tell us your basis for stating on page 4 that “RIA firms are interested in partnering with us.” Also provide your basis for presenting the graphics and table on page 5 concerning “Targeted RIA Acquisitions.” To the extent that you do not have arrangements in place with the thirty-one targeted entities, please revise to remove the information with respect to those entities. Additionally given the uncertainty with respect to your proceeds and specific acquisitions, the presentation of aggregated 2014 financial information is not appropriate.

RESPONSE: At this time, the Company has had only preliminary discussions with several RIA firms. Page 4 of the Amendment has been revised to provide reasons why the Company believes RIA firms will be interested in partnering with the Company. The graphics and table on page 5 (including the aggregated 2014 financial information) has been removed.

Organizational Structure, page 6

9.           Your disclosure on page 6 indicates that you intend to become publicly traded on the over-the-counter bulletin board; however, your disclosures on pages 18, 21 and 22 indicate that you intend to have the units quoted on the OTC Markets platform. Please revise to clarify your intentions. To the extent that you intend that your common units will be quoted on the over-the-counter bulletin board, please revise to disclose when you intend to register the common units under the Exchange Act. To the extent that you intend to have your common units quoted on the OTC Markets, please revise to identify the applicable marketplace tier.

RESPONSE: The Amendment clarifies that the Company intends to be traded on the OTCQB Markets platform. According to our research, the OTCQB permits trading so long as the required periodic reports for issuers selling securities under Regulation A are available on EDGAR.

Ms. Suzanne Hayes September 1, 2015 Page 6

Risk Factors, page 7

10.         Please include a separate risk factor discussion describing Mr. Baker’s conflicts of interest as the Chairman, CEO and Director of the General Partner, managing member of IAMC, LLC, and owner of common units. The risk factor discussion should discuss common units and Class M units held by AWA Management and the IAMC trusts and the percentage of the vote Mr. Baker will control if the minimum and maximum number of units are sold.

RESPONSE: Page 12 of the Amendment sets forth the following risk factor:

“L. Edward Baker may have a conflict of interest with respect to the operations of the Partnership based upon his positions as Chairman, Chief Executive Officer and director of the GP, and his substantial beneficial ownership of units of the Partnership.

L. Edward Baker is the sole owner of IAMC, LLC, which is the sole owner of the GP. Mr. Baker is also the Chairman, Chief Executive Officer and director of the GP. Mr. Baker beneficially owns the power to vote 1,785,001 Class A Common Units, or 58% of the Class A Common Units (on an as-converted basis) prior to the Offering, based upon his direct ownership of 900,000 Class M Units, and his beneficial ownership of 1 Class A Common Unit owned by IAMC (which will be canceled for no consideration once the minimum amount of Class A Common Units are sold in the Offering), 510,000 Class A Common Units owned by IAMC “F” Trust and 375,000 Class A Common Units owned by IAMC “S” Trust. If the minimum amount of Class A Common Units ([   ] Units) are sold in the Offering, Mr. Baker will hold voting control of approximately [   ]% of the Class A Common Units (on an as-converted basis), and approximately [   ]% of the Class A Common Units (on an as-converted basis) if the maximum amount of Class A Common Units ([   ] Units) are sold in the Offering.

Given Mr. Baker’s substantial ownership in the Partnership and his control of the GP, Mr. Baker will have the ability to directly influence the operations of the Partnership, which may occur for the benefit of the GP and cause an adverse effect on the Partnership.”

11.         We note your disclosure on page 24 that you expect that each RIA acquisition will range between $5 million and $10 million. Given the expected proceeds available for investment range between $18,300,000 and $45,750,000 and you expect to finance the balance of these acquisitions using earn-out agreements and promissory notes, please include a risk factor discussion highlighting your plan to finance these agreements using debt and the resulting impact on your cash flows.

RESPONSE: Page 11 of the Amendment sets forth the following risk factor:

“We expect to issue promissory notes and to enter into earn-out agreements with RIA firms as part of our acquisition strategy, which may reduce the cash flow of the Partnership available for distributions and working capital.

We intend to purchase majority interests in RIA firms with cash, promissory notes and earn-out payments. We intend to keep a capital reserve available to satisfy such obligations as they accrue over time. Our obligations to honor the terms of these notes and agreements will reduce our cash flow. As a result, we may be forced to seek working capital from creditors or sell additional equity securities of the Partnership from time to time, and reduce the amount of our distributions to unitholders.”

Ms. Suzanne Hayes September 1, 2015 Page 7

If the Partnership were deemed an “investment company” …, page 11

12.         Please tell us, and revise, as applicable, to explain how, if at all, Investment Company Act Rule 3a-2 concerning transient investment companies impacts your business plan. To the extent that there are material risks that you will become an investment company pursuant to this rule, please revise your risk factor disclosure and highlight the risk in the Summary section of the Offering Circular.

RESPONSE: Rule 3a-2 provides a one-year relief period for issuers that would become subject to the Investment Company Act as a consequence of becoming an “investment company” under such Act. The Company intends to purchase majority control of RIA firms, and does not intend on purchasing investment securities in excess of 40% of its total assets. However, during the interim period between the sale of Class A Common Units in the offering and the actual deployment of such capital in connection with the acquisition of RIA firms, the Company may invest such funds in securities that constitute “investment securities” under the Act. Accordingly, the following has been added to risk factor discussing potential application of the Investment Company Act on the Company, found on page 9 of the Amendment:

“During the period of time in between the receipt of proceeds as part of this Offering and the deployment of such proceeds in acquiring RIA firms, we may invest such proceeds in liquid securities that constitute “investment securities” under the 1940 Act. Such investments may exceed the foregoing 40% asset test, and as a consequence we would be deemed an investment company under the 1940 Act unless we may rely upon Rule 3a-2 of the 1940 Act, which applies to “transient investment companies.”

Rule 3a-2 permits a company that fails the 40% test to remain exempt from the 1940 Act for a period of up to one-year commencing upon the earlier of the date on which a company owns or proposes to own securities and/or cash having a value exceeding 50% of the value of the company’s total assets, on either a consolidated or unconsolidated basis, or the date on which the company owns or proposes to acquire investment securities in an amount that would fail the 40% test. The Company may only rely upon such Rule once in any three-year period.”

We are an emerging growth company…, page 13

13.         Your statements that you are an emerging growth company under the JOBS Act imply that you are registering the issuance of the securities under the Securities Act. Please delete these references.

RESPONSE: The Amendment removes all references to the Company’s status as an emerging growth company under the JOBS Act.

Ms. Suzanne Hayes September 1, 2015 Page 8

Item 4. Dilution, page 20

14.         Please tell us how you determined that the net tangible book value was $1.7 million given your disclosures in Part 1 and Part II, Item 9 concerning the amount of your assets.

RESPONSE: The tangible book value was calculated incorrectly on the Form 1-A. At this time, the Company has issued an aggregate of 2,001,378 Class A Common Units as founder’s units for an aggregate of $100,000.

Item 7. Description of Business, page 24

Competitive Strengths, page 26

Experienced Investment Team, page 26

15.         We note your disclosure on page 26 highlighting your “experienced investment team” as well as your disclosure on page 25 indicating that Mr. Baker will be making all investment decisions. Your disclosure on page 30 indicates that Mr. Baker served as Chairman and CEO of Mesa Holdings, a holding company of SEC Registered Investment Adviser firms. In light of the similarities between Mesa’s business and the one you now propose, please tell us about Mr. Baker’s experience at Mesa Holdings, including how many registered investment adviser firms Mesa held during Mr. Baker’s tenure and the status of the Mesa business at the end of his tenure.

RESPONSE: Page 24 of the Amendment contains the following disclosure in response to your request:

“The leader of our investment team, Mr. Baker has relevant experience as the Chairman, Chief Executive Officer and Chief Investment Officer at Mesa Holdings, Inc. (“Mesa”), from 2004 to 2010. Mr. Baker’s primary role at Mesa was to acquire RIA firms similar to those that the Partnership intends to acquire. Mesa operated as a holding company of RIA firm subsidiaries. When Mesa ceased operations in 2010, it had seven RIA firm subsidiaries. Mesa financed its RIA firm acquisitions via debt secured by Mesa as RIA firm acquisitions were consummated. In 2010, one of Mesa’s large investors became involved in legal problems, and as a result, Mesa could no longer secure additional funding. At the time, Mesa had not reached operating income profitability to sustain its operations, so Mesa ceased operations and conveyed its assets over to its creditors.

The Partnership intends to primarily utilize capital from equity financings to raise capital for RIA firm acquisitions. Aside from the issuance of promissory notes in consideration of the purchase price of RIA firms (which we believe will represent no more than 50% of the total purchase price, and may be converted into Class B Units in lieu of cash, at the option of the holder), we do not intend to utilize debt leverage to acquire RIA firms. We believe that the Partnership will benefit from Mr. Baker’s first-hand experience at Mesa. We believe that the proceeds from the Offering will put AWA in a strong capital position to avoid reliance on creditors to fund the Partnership’s operations in the near future.”

Ms. Suzanne Hayes September 1, 2015 Page 9

Item 10. Directors, Executive Officers…, page 30

16.	Please revise to disclose the dates of Mr. Baker’s service at Mesa Holdings.

RESPONSE: The Company’s revisions to page 24 of the Amendment, as set forth in the Company’s response to Common 15 above, provides that Mr. Baker was engaged at Mesa from 2004-2010.

Item 12. Security Ownership…, page 33

17.         The table appears to aggregate Class A Common Units and Class M Units; however, the table indicates that it is limited to Class A Common Units. Please refer to Item 12(b) of Form 1-A and revise to provide a table for each class of security. Alternatively, explain to us why it is appropriate to include these classes in a single table.

RESPONSE: The three classes of units of the Company (Class A Common, Class B and Class M) continue to be presented as a single table in the Amendment. The Company believes this is appropriate since all three classes vote as a single class on all matters submitted to the unitholders for approval. Segregating each class into a separate table may improperly create the impression to investors Class A Common Unit holders may vote separately from the other classes of units on matters submitted to unitholders for approval. Also, since 1,050,000 Class M Units are outstanding, the Company believes investors should be aware of how such outstanding units affect the voting power of the Class A Common Units being sold in the offering.

Item 13. Interests of Management…, page 35

Class A Common Units, page 35

18.           We note your disclosure on page 7 and elsewhere indicating that 2,001,378 Class A Common Units were issued at some point after your formation on June 9, 2015. Your disclosures in the beneficial ownership table and in the private placement sections, however, appear to account for only 885,000 Class A Common Units. With a view to potential disclosure, please tell us the status of the other shares 1.1 million shares that have been issued.

RESPONSE: Item 6 of Part I of the Amendment provides that an aggregate of 2,001,378 Class A Units have been issued in consideration for an aggregate of $100,000. 885,000 Class A Common Units have been issued to the IAMC “F” and “S” trusts, as set forth in the Amendment. The remaining 1,116,378 Class A Common Units have been issued to founders of the Company.

The beneficial ownership table requires disclosure of each non-affiliated investor of the Company with at least 10% of the outstanding voting power of the units. No non-affiliated investors own 10% or more of the voting power of the units. The private placement section (on page 35 of the Amendment) is contained in Item 13, which requires disclosure of the issuance of units to the GP and its affiliates, but not non-affiliated investors. With regard to potential disclosure, the effect of any pre-offering dilutive issuances are discussed as part of the dilution table set forth on page 20 of the Amendment.

Ms. Suzanne Hayes September 1, 2015 Page 10

Item 14. Securities Being Offered, page 36

Consequences to U.S. Holders of Common Units, page 47

19.         We note your risk disclosure on page 9 indicating that dividend payments may be a return of capital. Please tell us, and revise here and in the Summary on page 6, as appropriate, to discuss the tax consequences if dividend payments are a return of capital. Is this type of information provided on the K-1s that you mail to investors annually?

RESPONSE: The following paragraph has been added to the summary of the offering on page 6, and to the Material U.S. Federal Tax Considerations on page 47, of the Amendment:

“We intend to authorize and declare 8% annual distributions on a quarterly basis and pay such dividends on a quarterly basis beginning no later than the end of the first calendar quarter after the month in which the minimum offering requirement ($20 million) is met. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this Offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities, and will be made after deduction of the fees and expenses payable in connection with the Offering, including any fees to be reimbursed to the GP. A unitholder will not be subject to immediate taxation on the amount of any distribution treated as a return of capital to the extent of the unitholder’s basis in its units; however, the unitholder’s basis in its units will be reduced (but not below zero) by the amount of the return of capital, which will result in the unitholder recognizing additional gain (or a lower loss) when the units are sold. To the extent that the amount of the return of capital exceeds the unitholder’s basis in its units, such excess amount will be treated as gain from the sale of the unitholder’s units. A unitholder may recognize a gain from the sale of units even if the unitholder sells the units for less than the original purchase price.”

The Company has been informed by its accountants that K-1s will identify whether a dividend payment constitutes a return of capital.

Part III - Exhibits

20.	Please file the subscription agreement. Refer to Form 1-A, Part III, Item 17, section (4).

RESPONSE: The form of subscription agreement will be filed by future amendment to the Form 1-A.

Ms. Suzanne Hayes September 1, 2015 Page 11

21.         Please file the limited liability company agreement for the general partnership. Refer to Form 1-A, Part III, Item 17, sections (3) and (10).

RESPONSE: The form of limited liability company agreement will be filed by future amendment to the Form 1-A.

*            *             *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1]	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

[2]	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

[3]	the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned by telephone at 612-672- 8341, or by email at bradley.pederson@maslon.com.

Sincerely,

/s/ Bradley A. Pederson
Bradley A. Pederson

Cc:  L. Edward Baker

       William Mower, Esq.